PROVIDENT ENERGY TRUST
Form 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1 - Date of Statement

Provident’s Canadian reserves were evaluated by McDaniel & Associates Ltd. (McDaniel) effective December 31, 2005 in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities
(NI 51-101). Provident’s United States reserves were evaluated by Netherland, Sewell & Associates, Inc. (NSA) and by Cawley, Gillespie & Associates, Inc. (CGA) effective December 31, 2005 in accordance with NI 51-101. McDaniel, NSA and CGA are independent qualified reserves evaluators appointed pursuant to NI 51-101. The following table presents the relative dates.

RELATIVE DATES

Date of Statement	March 13, 2006

Evaluator	Effective Date	Statement Date
McDaniel	December 31, 2005	February 24, 2006
NSA	December 31, 2005	December 31, 2005
CGA	December 31, 2005	February 1, 2006

PART 2 - Disclosure of Reserves Data

Reserves and Future Net Revenue

The following is a summary, as at December 31, 2005 of the crude oil, natural gas and NGL reserves attributed by such reports and the estimated net present values of future net revenues associated with such reserves, based on constant price and cost assumptions and on forecast price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. The pricing used in the constant price and in the forecast price evaluations is set forth in Part 3 - Pricing assumptions.

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the reserves reports. The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

OIL AND GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS
as of December 31, 2005
CONSOLIDATED
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	51,519	46,189	7,784	6,985	120,573	99,266	111	170	2,638	1,929
Developed Non-Producing	5,342	4,740	583	549	27,443	22,251	0	20	142	98
Undeveloped	10,147	8,417	5,249	4,929	14,102	11,790	0	0	717	572
Total Proved	67,008	59,346	13,616	12,463	162,118	133,307	111	190	3,497	2,599
Probable	12,974	11,292	8,074	7,631	49,910	41,473	167	185	1,107	836
Proved plus Probable	79,982	70,638	21,690	20,094	212,028	174,780	278	375	4,604	3,435
CANADA
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	12,252	10,347	1,848	1,634	111,825	91,895	111	170	2,561	1,869
Developed Non-Producing	330	274	388	355	26,217	21,220	0	20	142	98
Undeveloped	50	38	829	760	3,566	3,126	0	0	141	98
Total Proved	12,632	10,658	3,064	2,749	141,608	116,241	111	190	2,844	2,065
Probable	3,577	3,014	1,836	1,650	42,752	35,549	167	185	751	543
Proved plus Probable	16,209	13,672	4,900	4,399	184,360	151,791	278	375	3,595	2,608
UNITED STATES
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	39,267	35,843	5,936	5,351	8,748	7,371	0	0	77	60
Developed Non-Producing	5,013	4,466	195	194	1,226	1,031	0	0	0	0
Undeveloped	10,097	8,379	4,421	4,169	10,536	8,664	0	0	576	474
Total Proved	54,376	48,688	10,552	9,714	20,510	17,066	0	0	653	534
Probable	9,397	8,278	6,238	5,981	7,158	5,923	0	0	356	293
Proved plus Probable	63,773	56,966	16,790	15,695	27,668	22,989	0	0	1,008	827

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values reported are based on 100% of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2005. Provident indirectly holds approximately 95.567% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 4.433% of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

7.	Natural Gas includes associated and non-associated gas and solution gas.
8.	The product prices used in the evaluations at constant prices and costs are set forth in Part 3 - Pricing Assumptions.
9.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON CONSTANT PRICES AND COSTS
as of DECEMBER 31, 2005
CONSOLIDATED

	Before Income Taxes	After Income Taxes
	Discounted at	Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	2,275	1,334	1,968	1,179
Developed Non-Producing	357	175	299	154
Undeveloped	667	262	476	194
Total Proved	3,299	1,771	2,743	1,526
Probable	1,011	407	971	380
Proved plus Probable	4,309	2,177	3,714	1,906

CANADA

	Before Income Taxes	After Income Taxes
	Discounted at	Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,089	779	1,089	779
Developed Non-Producing	167	102	167	102
Undeveloped	29	19	29	19
Total Proved	1,285	900	1,285	900
Probable	403	198	403	198
Proved plus Probable	1,688	1,098	1,688	1,098

UNITED STATES

	Before Income Taxes	After Income Taxes
	Discounted at	Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,186	555	880	400
Developed Non-Producing	190	73	132	52
Undeveloped	638	243	446	174
Total Proved	2,014	871	1,458	626
Probable	608	209	568	182
Proved plus Probable	2,621	1,079	2,026	808

Notes:

1.	All values presented in Canadian dollars.
2.	After tax values are equal to before tax values for Canadian properties as Provident is non-taxable as a royalty trust.
3.
The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by Provident using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS
as of December 31, 2005
CONSOLIDATED
						Future Net		Future Net
						Revenue		Revenue
			Operating	Capital	Abandonment	Before Income	Income	After Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	6,526	1,062	1,816	276	73	3,299	556	2,743
Proved plus Probable	8,267	1,322	2,195	367	74	4,309	595	3,714

CANADA
						Future Net		Future Net
						Revenue		Revenue
			Operating	Capital	Abandonment	Before Income	Income	After Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	2,293	423	517	24	44	1,285	0	1,285
Proved plus Probable	2,989	546	677	34	45	1,688	0	1,688

UNITED STATES
						Future Net		Future Net
						Revenue		Revenue
			Operating	Capital	Abandonment	Before Income	Income	After Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	4,233	639	1,299	252	29	2,014	556	1,458
Proved plus Probable	5,278	776	1,518	334	29	2,621	595	2,026

Notes:

1.	Canadian Royalties are net of Alberta Royalty Tax Credit (ARTC) and include the Saskatchewan Corporation Capital Tax Resource Surcharge; U.S. Royalties include Production and Severance taxes.
2.	U.S. Capital costs include Mandatory (Maintenance) capital.
3.	No Income Taxes for Canadian properties, as Provident is non-taxable as a royalty trust.

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED UPON CONSTANT PRICES AND COSTS
TOTAL PROVED
CONSOLIDATED
Future Net Revenue Before Income Taxes
Discounted at 10%
Production Group	(M$)
Light and Medium Crude Oil	867,094
Heavy Oil	253,303
Natural Gas	646,649
Coal Bed Methane	1,077
Total (excluding other revenue)	1,768,123

CANADA
Future Net Revenue Before Income Taxes
Discounted at 10%
Production Group	(M$)
Light and Medium Crude Oil	229,549
Heavy Oil	22,024
Natural Gas	644,935
Coal Bed Methane	1,077
Total (excluding other revenue)	897,585

UNITED STATES
Future Net Revenue Before Income Taxes
Discounted at 10%
Production Group	(M$)
Light and Medium Crude Oil	637,545
Heavy Oil	231,279
Natural Gas	1,714
Coal Bed Methane	0
Total (excluding other revenue)	870,538

Notes:

1.	Future Net Revenue by production group does not equal Total Future Net Revenue in other tables due to the effects of facility income and expenses and ARTC.
2.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
3.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

OIL AND GAS RESERVES
BASED ON FORECAST PRICES AND COSTS
as of December 31. 2005
CONSOLIDATED
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	44,746	40,054	7,121	6,319	118,497	97,688	96	160	2,624	1,935
Developed Non-Producing	5,988	5,296	620	554	27,903	22,695	0	20	142	99
Undeveloped	9,865	8,184	5,003	4,656	13,947	11,667	0	0	717	572
Total Proved	60,600	53,534	12,744	11,529	160,347	132,050	96	180	3,483	2,606
Probable	12,686	11,050	7,670	7,160	49,426	41,152	157	179	1,111	843
Proved plus Probable	73,286	64,584	20,415	18,688	209,774	173,202	253	359	4,593	3,450
CANADA
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	12,269	10,370	1,940	1,646	111,689	91,937	96	160	2,557	1,881
Developed Non-Producing	330	274	388	337	26,196	21,268	0	20	142	99
Undeveloped	50	38	829	727	3,569	3,133	0	0	142	99
Total Proved	12,649	10,681	3,156	2,709	141,454	116,338	96	180	2,840	2,079
Probable	3,580	3,018	1,856	1,599	42,599	35,495	157	179	755	551
Proved plus Probable	16,229	13,699	5,012	4,307	184,053	151,833	253	359	3,595	2,629

UNITED STATES

Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	32,477	29,684	5,181	4,673	6,808	5,751	0	0	67	54
Developed Non-Producing	5,658	5,022	232	217	1,707	1,427	0	0	0	0
Undeveloped	9,815	8,147	4,175	3,930	10,378	8,534	0	0	576	474
Total Proved	47,951	42,853	9,588	8,820	18,893	15,712	0	0	643	528
Probable	9,107	8,032	5,815	5,561	6,827	5,657	0	0	356	293
Proved plus Probable	57,057	50,885	15,403	14,381	25,721	21,369	0	0	998	820

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values reported are based on 100% of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2005. Provident indirectly holds approximately 95.567% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 4.433% of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

7.
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

8.	Natural Gas includes associated and non-associated gas and solution gas.
9.
The pricing assumptions used with respect to net present values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in Part 3 - Pricing Assumptions.

10.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil, is oil with a density between 10 to 22.3 degrees API.

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS
as of December 31, 2005
CONSOLIDATED
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,620	1,277	1,074	940	845	1,487	1,175	990	868	780
Developed Non-Producing	311	195	143	114	96	266	172	128	104	88
Undeveloped	527	294	189	131	94	397	229	152	109	81
Total Proved	2,458	1,766	1,405	1,184	1,035	2,150	1,576	1,270	1,081	950
Probable	820	459	305	223	171	690	402	276	206	162
Proved plus Probable	3,279	2,225	1,710	1,407	1,206	2,839	1,978	1,546	1,286	1,112

CANADA
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	926	793	701	634	582	926	793	701	634	582
Developed Non-Producing	129	99	82	71	63	129	99	82	71	63
Undeveloped	28	23	19	16	14	28	23	19	16	14
Total Proved	1,083	915	803	721	659	1,083	915	803	721	659
Probable	332	221	164	130	106	332	221	164	130	106
Proved plus Probable	1,414	1,136	967	851	765	1,414	1,136	967	851	765

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS
as of December 31, 2005
UNITED STATES

	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	695	484	372	306	263	561	382	289	234	199
Developed Non-Producing	182	96	60	43	33	137	73	46	33	25
Undeveloped	499	271	169	114	80	369	205	133	92	67
Total Proved	1,376	850	602	463	376	1,067	661	468	359	291
Probable	489	238	141	93	65	358	181	112	76	55
Proved plus Probable	1,864	1,088	743	556	441	1,425	842	579	435	346

Notes:

1.	All values presented in Canadian dollars.
2.	After tax values are equal to before tax values for Canadian properties as Provident is non-taxable as a royalty trust.
3.
The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by Provident using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON FORECAST PRICES AND COSTS
as of December 31, 2005
CONSOLIDATED
						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Capital	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	5,933	977	2,062	316	119	2,458	309	2,150
Proved plus Probable	7,638	1,236	2,573	424	125	3,279	439	2,839

CANADA
						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Capital	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	2,140	391	589	25	53	1,083	0	1,083
Proved plus Probable	2,805	506	794	35	56	1,414	0	1,414

UNITED STATES
						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Capital	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	3,793	586	1,473	291	66	1,376	309	1,067
Proved plus Probable	4,833	730	1,780	390	69	1,864	439	1,425

Notes:

1.	Canadian Royalties are net of Alberta Royalty Tax Credit (ARTC) and include the Saskatchewan Corporation Capital Tax Resource Surcharge; U.S. Royalties include Production and Severance taxes.
2.	U.S. Capital costs include Mandatory (Maintenance) capital.
3.	No Income Taxes for Canadian properties, as Provident is non-taxable as a royalty trust.

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED UPON FORECAST PRICES AND COSTS
CONSOLIDATED
	Future Net Revenue Before Income
	Taxes Discounted at 10%
	Total Proved	Proved plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	677,955	818,175
Heavy Oil	194,817	260,771
Natural Gas	528,754	627,264
Coal Bed Methane	830	830
Total (Excluding other revenue)	1,402,356	1,707,041

CANADA
	Future Net Revenue Before Income
	Taxes Discounted at 10%
	Total Proved	Proved plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	231,605	276,376
Heavy Oil	40,124	60,289
Natural Gas	527,564	626,074
Coal Bed Methane	830	830
Total (Excluding other revenue)	800,123	963,570

UNITED STATES
	Future Net Revenue Before Income
	Taxes Discounted at 10%
	Total Proved	Proved plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	446,350	541,799
Heavy Oil	154,693	200,482
Natural Gas	1,190	1,190
Coal Bed Methane	0	0
Total (Excluding other revenue)	602,233	743,471

Notes:

1.	Future Net Revenue by production group does not equal Total Future Net Revenue in other tables due to the effects of facility income and expenses and ARTC.
2.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
3.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil, is oil with a density between 10 to 22.3 degrees API.

PART 3 - Pricing Assumptions

The product prices and the exchange rates used in the constant price and cost evaluations are shown in the following table.

SUMMARY of PRICING ASSUMPTIONS
CONSTANT PRICES and COSTS

			Alberta			Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	Natural		U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Gas at	Edmonton	Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Field Gate	NGL Mix	Rate
Year	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/MMbtu	$Cdn/bbl	$US/$Cdn

12/31/2003	32.78	39.76	32.74	22.75	34.25	5.87	31.50	-
12/31/2004	43.45	46.51	25.03	18.03	38.46	6.62	35.30	0.831
12/31/2005	61.04	68.46	36.71	25.70	51.65	9.80	56.30	0.858

Notes:

1.	WTI Crude Oil prices are based on year-end NYMEX closing prices.
2.	Edmonton Light prices are based on refiner year-end closing prices.
3.	Alberta Heavy Crude prices are based on historical price differentials.
4.	Alberta Natural Gas prices at Field Gate are estimated from AECO year-end closing prices.

In addition to the above, U.S reserves at constant prices and costs effective December 31, 2005 were based on actual prices as of December 31, 2005. Oil prices used for the reserves in California were based on a December 31, 2005 Koch West Texas Intermediate posted price of US$57.75 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Oil prices used for the reserves in Wyoming were based on a December 31, 2005 Bow River price at Hardisty of US$43.45 per barrel, adjusted by lease for quality differentials and transportation fees. Gas prices used for the U.S. evaluation at constant prices and costs were based on a December 31, 2005 Henry Hub spot price of US$10.08 per MMbtu, adjusted by lease for energy content, transportation fees, and price differentials.

The pricing assumptions used for the reserves at forecast prices and costs as well as the inflation rates used for operating and capital costs are set forth below in the McDaniel & Associates Consultants Ltd. Summary of Price Forecasts as of December 31, 2005. The Canadian and U.S. reserves were evaluated using the same forecast pricing assumptions.

McDANIEL & ASSOCIATES CONSULTANTS Ltd.
SUMMARY of PRICE FORECASTS, INFLATION FACTORS and EXCHANGE RATES
December 31, 2005
			Alberta			Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	AECO			U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Spot Gas	Edmonton		Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Price	NGL Mix	Inflation	Rate
Year	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/MMbtu	$Cdn/bbl	%	$US/$Cdn
Historical
2002	26.10	39.95	31.65	27.60	34.93	4.07	26.20	2.2	0.637
2003	31.05	43.15	32.68	27.40	37.57	6.67	34.10	2.0	0.716
2004	41.40	52.54	37.60	30.40	45.94	6.54	39.94	2.0	0.770
2005 est.	56.45	69.05	45.00	34.55	57.80	8.86	50.10	2.0	0.825
Forecast
2006	57.50	66.60	45.70	35.50	58.50	10.60	51.40	2.5	0.850
2007	55.40	64.20	45.30	36.10	56.30	9.54	48.90	2.5	0.850
2008	52.50	60.70	44.00	36.00	53.30	8.49	45.80	2.5	0.850
2009	49.50	57.20	42.60	35.30	50.20	7.38	42.60	2.5	0.850
2010	46.90	54.10	40.30	33.40	47.50	6.91	40.20	2.5	0.850
2011	48.10	55.50	41.30	34.20	48.70	7.12	41.30	2.5	0.850
2012	49.30	56.80	42.30	35.10	49.90	7.28	42.20	2.5	0.850
2013	50.50	58.20	43.40	35.90	51.10	7.44	43.20	2.5	0.850
2014	51.80	59.70	44.50	36.90	52.40	7.65	44.30	2.5	0.850
2015	53.10	61.20	45.60	37.80	53.70	7.86	45.50	2.5	0.850
2016	54.40	62.70	46.70	38.70	55.00	8.02	46.60	2.5	0.850
2017	55.80	64.30	47.90	39.70	56.50	8.23	47.80	2.5	0.850
2018	57.20	65.90	49.10	40.70	57.90	8.44	49.00	2.5	0.850
2019	58.60	67.60	50.30	41.70	59.30	8.65	50.20	2.5	0.850
2020	60.10	69.30	51.60	42.80	60.80	8.86	51.50	2.5	0.850
Thereafter	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	2.5	0.850

PART 4 - Reconciliations of Changes in Reserves and Future Net Revenue

The following tables set forth a reconciliation of the changes in Provident's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2005 against such reserves as at December 31, 2004 based on the price and cost assumptions set forth in Part 3.

RECONCILIATION OF COMPANY NET
RESERVES BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS
CONSOLIDATED

	Light & Medium Oil & NGL						Associated &
				Heavy Oil			Non-Associated Gas			Coal Bed Methane
	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2004	52,914	13,086	66,000	9,614	6,582	16,196	142,578	43,734	186,312	146	91	237
Extensions	773	54	827	1,236	2,202	3,439	15,408	3,656	19,063	213	91	304
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	(41)	(3,349)	(3,390)	(650)	(254)	(903)	474	(5,115)	(4,642)	(178)	(3)	(182)
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	9,089	1,260	10,349	4,023	448	4,471	644	39	683	0	0	0
Dispositions	(1,001)	(252)	(1,253)	(1,834)	(1,872)	(3,706)	(2,752)	(853)	(3,605)	0	0	0
Economic Factors	(730)	1,095	365	617	54	671	(2,023)	(309)	(2,332)	0	0	0
Production	(4,863)	0	(4,863)	(1,478)	0	(1,478)	(22,278)	0	(22,278)	0	0	0
At December 31, 2005	56,140	11,893	68,034	11,529	7,160	18,688	132,050	41,153	173,203	180	179	359

CANADA

	Light & Medium Oil & NGL						Associated &
				Heavy Oil			Non-Associated Gas			Coal Bed Methane
	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2004	15,944	4,170	20,113	6,286	3,901	10,187	126,459	37,211	163,670	146	91	237
Extensions	506	54	559	135	43	179	15,408	3,656	19,063	213	91	304
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	90	(382)	(292)	(377)	(354)	(731)	1,275	(3,847)	(2,572)	(178)	(3)	(182)
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	1	0	1	0	0	0	144	39	183	0	0	0
Dispositions	(1,001)	(252)	(1,253)	(1,834)	(1,872)	(3,706)	(2,752)	(853)	(3,605)	0	0	0
Economic Factors	53	(21)	32	(202)	(119)	(321)	(2,541)	(711)	(3,252)	0	0	0
Production	(2,831)	0	(2,831)	(1,300)	0	(1,300)	(21,653)	0	(21,653)	0	0	0
At December 31, 2005	12,760	3,568	16,329	2,709	1,599	4,307	116,339	35,495	151,834	180	179	359

RECONCILIATION OF COMPANY NET
RESERVES BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS
UNITED STATES

	Light & Medium Oil & NGL						Associated &
				Heavy Oil			Non-Associated Gas			Coal Bed Methane
	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable	Net Proved	Net Probable	Net Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2004	36,970	8,917	45,887	3,329	2,681	6,009	16,119	6,523	22,642	0	0	0
Extensions	268	0	268	1,101	2,159	3,260	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	(131)	(2,968)	(3,099)	(273)	100	(173)	(802)	(1,268)	(2,069)	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	9,089	1,259	10,348	4,023	448	4,471	500	0	500	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	(783)	1,116	333	819	173	992	518	402	920	0	0	0
Production	(2,032)	0	(2,032)	(178)	0	(178)	(624)	0	(624)	0	0	0
At December 31, 2005	43,380	8,325	51,705	8,820	5,561	14,381	15,712	5,657	21,369	0	0	0

Notes:

1.	Associated and Non-Associated Gas includes solution gas.

The following tables set forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2005 against such reserves as at December 31, 2004.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
FOR TOTAL PROVED RESERVES DISCOUNTED AT 10%
BASED ON CONSTANT PRICES AND COSTS
CONSOLIDATED
(M$)
Estimated Future Net Revenue at December 31, 2004	973,526
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(371,787)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	797,109
Changes in Previously Estimated Future Development and Abandonment Costs	(55,393)
Changes in Estimated Future Development Costs	(54,348)
Extensions, Transfers, and Improved Recovery	118,740
Discoveries	0
Acquisitions of Reserves	160,531
Dispositions of Reserves	(31,953)
Net Change Resulting from Revisions in Quantity Estimates	170,187
Accretion of Discount	68,744
Net Change in Income Taxes	(249,154)
Estimated After Tax Future Net Revenue at December 31, 2005	1,526,204

CANADA
(M$)
Estimated Future Net Revenue at December 31, 2004	620,293
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(273,125)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	434,089
Changes in Previously Estimated Future Development and Abandonment Costs	(40,800)
Changes in Estimated Future Development Costs	(8,050)
Extensions, Transfers, and Improved Recovery	89,888
Discoveries	0
Acquisitions of Reserves	830
Dispositions of Reserves	(31,953)
Net Change Resulting from Revisions in Quantity Estimates	69,149
Accretion of Discount	39,930
Net Change in Income Taxes	0
Estimated After Tax Future Net Revenue at December 31, 2005	900,252

UNITED STATES
(M$)
Estimated Future Net Revenue at December 31, 2004	353,233
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(98,662)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	363,020
Changes in Previously Estimated Future Development and Abandonment Costs	(14,593)
Changes in Estimated Future Development Costs	(46,298)
Extensions, Transfers, and Improved Recovery	28,852
Discoveries	0
Acquisitions of Reserves	159,701
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	101,038
Accretion of Discount	28,814
Net Change in Income Taxes	(249,154)
Estimated After Tax Future Net Revenue at December 31, 2005	625,952

PART 5 - Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the volumes of net proved and probable undeveloped reserves that were attributed for each product type for the most recent five financial years, based upon forecast prices and costs. Provident was established as a trust in 2001. Proved and probable undeveloped reserves were attributed in accordance with NI 51-101.

NET PROVED UNDEVELOPED RESERVES
BASED ON FORECAST PRICES AND COSTS
CANADA

	Light and Medium Oil	Light and Medium Oil at Yr- End	Heavy Oil	Heavy Oil at Yr-End	Natural Gas	Natural Gas at Yr-End	Natural Gas Liquids	Natural Gas Liquids at Yr-End	Coal Bed Methane	CBM at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2001		230		4,287		4,924		122		0
2002	0	330	0	3,775	0	3,495	0	48	0	0
2003	0	155	1,617	2,745	0	1,774	0	39	0	0
2004	0	221	455	2,521	4,846	6,611	0	104	0	0
2005	0	38	0	727	666	3,133	0	99	0	0
UNITED STATES
	Light and Medium Oil	Light and Medium Oil at Yr- End	Heavy Oil	Heavy Oil at Yr-End	Natural Gas	Natural Gas at Yr-End	Natural Gas Liquids	Natural Gas Liquids at Yr-End	Coal Bed Methane	CBM at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2004		6,931		1,812		8,766		499		0
2005	1,154	8,147	2,002	3,930	0	8,534	0	474	0	0

NET PROBABLE UNDEVELOPED RESERVES
BASED ON FORECAST PRICES AND COSTS
CANADA
	Light and Medium Oil	Light and Medium Oil at Yr- End	Heavy Oil	Heavy Oil at Yr-End	Natural Gas	Natural Gas at Yr-End	Natural Gas Liquids	Natural Gas Liquids at Yr-End	Coal Bed Methane	CBM at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2001		512		3,850		5,873		209		0
2002	0	121	0	3,439	0	2,382	0	42	0	0
2003	0	228	1,645	3,181	65	821	2	12	0	0
2004	0	226	1,341	2,440	2,538	3,025	72	92	0	0
2005	0	74	0	942	916	6,440	1	76	0	0
UNITED STATES
	Light and Medium Oil	Light and Medium Oil at Yr- End	Heavy Oil	Heavy Oil at Yr-End	Natural Gas	Natural Gas at Yr-End	Natural Gas Liquids	Natural Gas Liquids at Yr-End	Coal Bed Methane	CBM at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
2004		2,112		2,681		3,640		151		0
2005	1,235	8,032	2,707	5,561	0	5,657	0	293	0	0

Notes:

1.	Provident was established as a trust in 2001.
2.	U.S. properties were acquired in 2004.
3.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil, is oil with a density between 10 to 22.3 degrees API.

Proved and Probable Undeveloped reserves for the Canadian Properties consist primarily of heavy oil development wells in the Lloydminster area of Alberta and Saskatchewan plus shallow gas wells at Atlee Buffalo in S.E. Alberta and at Senate and Cypress in S.W. Saskatchewan. Proved and Probable Undeveloped gas reserves were added in 2005 due to the success of the drilling program in southwest Saskatchewan.

In the U.S., Beverly Hills East Undeveloped reserves have been assigned to expansion of the existing pressure maintenance scheme (waterflood) as well as to infill development wells, which are scheduled to be drilled over the next two years. Proved Undeveloped and Probable Undeveloped reserves have been assigned to a steam-assisted development project in the Orcutt field in the Santa Maria basin. Development of this project is scheduled to commence in 2006. Proved and Probable Undeveloped heavy oil reserves have also been assigned to expansion of the Stern zone waterflood at the East Coyote field in Orange County, California. Phase one of this waterflood commenced in 2004 and phase two is scheduled to commence in 2006. Proved and Probable Undeveloped Light/Medium reserves were added in 2005 for Black Mountain and Gebo fields in Wyoming. Proved and Probable Undeveloped Heavy oil reserves were added in 2005 for North Sunshine field, also in Wyoming.

Undeveloped reserves are scheduled to be developed over a two to four year time frame to replace naturally occurring production declines.

Significant Factors or Uncertainties

There are no significant factors or uncertainties that may impact the reserves and values other than those factors relating to the oil and gas business in general as discussed in the preamble to this Form F1, in the Management’s Discussion and Analysis, and in the Annual Information Form.

Future Development Costs

The following tables set out the future development costs for undeveloped reserves. Provident will use a combination of funding sources for future development costs including internally generated cash flow, debt and equity financing including dividend re-investment programs and other equity issues. The cost of these funds is not expected to have a material or significant impact on disclosed reserves.

FUTURE DEVELOPMENT COSTS
CONSOLIDATED

	Constant	Forecast Prices and Costs
	Prices and
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2006	33,461	33,851	44,687
2007	38,202	39,739	54,931
2008	20,057	21,510	32,381
2009	8,651	9,365	18,998
2010	1,363	1,504	12,490
Total for 5 years	101,734	105,968	163,488
Total for all years undiscounted	103,982	108,696	175,096
Total for all years discounted at 10%	89,096	92,715	143,754

FUTURE DEVELOPMENT COSTS
CANADA

	Constant	Forecast Prices and Costs
	Prices and
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2006	12,190	12,190	15,714
2007	6,308	6,362	9,782
2008	2,198	2,310	3,581
2009	526	567	898
2010	1,363	1,504	1,966
Total for 5 years	22,585	22,932	31,942
Total for all years undiscounted	24,049	24,700	34,529
Total for all years discounted at 10%	21,064	21,451	29,750

FUTURE DEVELOPMENT COSTS
UNITED STATES

	Constant	Forecast Prices and Costs
	Prices and
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2006	21,271	21,661	28,973
2007	31,894	33,377	45,149
2008	17,859	19,200	28,800
2009	8,125	8,798	18,100
2010	0	0	10,524
Total for 5 years	79,149	83,036	131,546
Total for all years undiscounted	79,932	83,996	140,567
Total for all years discounted at 10%	68,032	71,265	114,004

Notes:

1.	U.S. Development Costs exclude Mandatory capital (Maintenance capital).

PART 6 - Other Oil and Gas Information

Significant Properties

The top five most significant properties based upon net present value using forecast prices and costs are as follows: (i) Beverly Hills East is an oil and gas property located in Los Angeles County, California; (ii) Santa Fe Springs is an oil property located in Los Angeles County, California; (iii) Orcutt Hill is an oil property located in Santa Barbara County, California (iv) East Coyote is a heavy oil property located in Orange County, California; and (v) Black Mountain is an oil property located in Hot Springs County, Wyoming.

All of Provident’s Canadian properties are located onshore in Western Canada. The United States properties are located onshore in California and Wyoming. The individual value of each of these properties, with the exception of Beverly Hills East, do not exceed ten percent of the total value of the company’s reserves on a total proved basis.

Beverly Hills East (West Pico Unit) was discovered by Occidental Petroleum in 1964. A drill site was built and development commenced in 1966 with the drilling of West Pico Unit #1 well. Production peaked in 1969 at 12,800 bbl/d of oil and 33,000 Mcf/d of gas. Cumulative production from the West Pico Unit is over 51 million barrels of oil and 78 Bcf of gas. Provident holds a 99% working interest through its subsidiary, BreitBurn Energy LP that acquired the West Pico Unit from Occidental in 1993. Current production from 42 producing wells is approximately 1,100 boe/d(1) of light to medium crude oil (approximately 28o API) and associated gas. Remaining Provident interest total proved and proved plus probable reserves are estimated by NSA to be 13.9 and 19.0 million barrels of oil equivalent(1), respectively, as of December 31, 2005 at forecast prices and costs. Development potential includes expansion of the existing pressure maintenance scheme (waterflood) as well as infill development wells.

Notes:

1.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Oil and Gas Wells

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2005. Service wells are not included in these totals.

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,246	566.6	1,587	588.8	298	113.8	185	89.8
British Columbia	180	3.9	197	2.4	94	4.3	29	1.3
Saskatchewan	1,173	305.9	104	96.3	175	53.6	31	28.7

Canada Total	2,599	876.4	1,888	687.5	567	171.7	245	119.8

U.S.
California	405	337.2	0	0.0	167	151.5	0	0.0
Wyoming	137	131.0	0	0.0	42	41.6	0	0.0

U.S. Total	542	468.2	0	0.0	209	193.1	0	0.0

Provident Total	3,141	1,344.6	1,888	687.5	776	364.8	245	119.8

Notes:

1.	"Gross” wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein.

Properties with No Attributed Reserves

The following table sets out Provident’s total land holdings with no attributed reserves.

	Gross Area	Net Area	Expires Within One Year	Work
			Net Area	Commitments
	acres	acres	acres

Canada	707,481	388,099	70,152	0
United States	7,253	7,253	1,342	0

Forward Contracts

No physical hedges are in place in Canada or in the U.S. Hence the forecasts herein do not include the effect of forward contracts.

Abandonment and Reclamation Costs

Provident expects to abandon 2,517 net oil and gas wells in total over the life of the reserves. The future net present values disclosed herein are after well abandonment costs. The expected abandonment costs for each of the next three years and over the life of the reserves is shown below, both undiscounted and discounted at 10% based on forecast prices and costs.

ABANDONMENT COSTS
BASED ON TOTAL PROVED RESERVES
at FORECAST PRICES and COSTS

	Canada Undiscounted	Canada Discounted at 10%	U.S. Undiscounted	U.S. Discounted at 10%	Consolidated Undiscounted	Consolidated Discounted at 10%
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

2006	869	806	0	0	869	806
2007	3,050	2,634	0	0	3,050	2,634
2008	4,732	3,728	0	0	4,732	3,728
3 year Subtotal	8,651	7,168	0	0	8,651	7,168
Total for all years	52,792	27,502	65,966	11,204	118,758	38,706

Notes:

1.	All costs in Canadian dollars.

Downhole abandonment costs for all producing and suspended or shut-in wells are included in the reserves future net revenue estimates. Well abandonment costs for Provident’s Canadian properties are based on average costs experienced in Provident’s operating areas. Well abandonments for the Canadian properties are scheduled at the end of the economic life of each well. Abandonment of wells that are currently suspended is scheduled over the economic life of each field, commencing in 2006. Abandonment costs included in the reserves future net revenue estimates are net of salvage values and do not include surface reclamation costs. Provident’s total undiscounted asset retirement obligation (ARO), which is $131.3 million for Canadian properties, is higher than abandonment costs carried in the reserves since the ARO is not reduced by salvage values and includes estimated surface reclamation costs.

Well and facility abandonment costs for the U.S. properties were based on management’s estimate of the costs to abandon and reclaim wells and facilities for each field and on the company’s net ownership in the wells and facilities. Abandonment and reclamation of U.S. wells and facilities is scheduled at the end of the economic life of each field. The total undiscounted future cash flow required to settle U.S. asset retirement obligations, which is estimated to be $161.6 million (Canadian), is also higher than the value carried in reserves.

Tax Horizons

Provident is non-taxable as a royalty trust. After tax forecasts for the United States properties are based on U.S federal, state and withholding taxes. The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by Provident using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2005.
	COSTS INCURRED DURING 2005

	Property Acquisition Costs		Exploration	Development
	Proved	Unproved	Costs	Costs
	Properties	Properties
	(M$)	(M$)	(M$)	(M$)

Canada	586	8,238	236	74,940
United States	3,827	4,608	0	43,668

Consolidated	4,413	12,846	236	118,608
Notes:

1.  All costs in Canadian dollars

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Provident completed during its 2005 financial year. The five dry holes in the U.S. were test wells that were drilled and abandoned for a thermal test pilot in the Orcutt field in the Santa Maria basin in California.

2005 EXPLORATION and DEVELOPMENT ACTIVITIES

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada
Oil Wells	0	0	38	19.6
Gas Wells	0	0	258	100.8
Service Wells	0	0	0	0
Standing and RR	0	0	26	11.6
Dry Holes	0	0	6	3.1
Total Canada	0	0	328	135.1

United States
Oil Wells	0	0	15	14.3
Gas Wells	0	0	0	0.0
Service Wells	0	0	0	0.0
Standing and RR	0	0	0	0.0
Dry Holes	0	0	5	5.0
Total United States	0	0	20	19.3

Consolidated Total	0	0	348	154.4

Notes:

1.	"Gross” wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein
3.	RR means rig released.
4.	Five test wells were drilled and abandoned for a thermal test pilot in the Orcutt field in California.

Production Estimates
The following tables set forth the production estimated for 2006 for Provident (company interest including royalty volumes earned) for the reserves categories noted using Constant prices and costs.

2006 PRODUCTION ESTIMATES
CONSTANT PRICES and COSTS
AVERAGE DAILY RATES

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total
	(bbl/d)	(bbl/d)	(mcf/d)	(bbl/d)	(boe/d)
Proved Producing

Canada	6,387	2,820	66,274	1,436	21,690

U.S.	6,289	629	1,729	18	7,224

Consolidated	12,676	3,449	68,003	1,455	28,914

Total Proved

Canada	6,532	3,302	77,205	1,570	24,272

U.S.	6,777	874	1,916	48	8,018

Consolidated	13,309	4,176	79,122	1,618	32,290

Proved plus Probable

Canada	6,710	3,594	80,082	1,614	25,265

U.S.	7,054	981	2,126	48	8,437

Consolidated	13,764	4,575	82,208	1,662	33,703
Notes:

1.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGLs.

The following tables set forth the production estimated for 2006 for Provident (company interest including royalty volumes earned) for the reserves categories noted using Forecast prices and costs.

2006 PRODUCTION ESTIMATES
FORECAST PRICES and COSTS
AVERAGE DAILY RATES
	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total
	(bbl/d)	(bbl/d)	(mcf/d)	(bbl/d)	(boe/d)
Proved Producing

Canada	6,405	2,938	66,329	1,437	21,834

U.S.	6,287	629	1,728	18	7,222

Consolidated	12,692	3,566	68,057	1,455	29,056

Total Proved

Canada	6,550	3,419	77,288	1,571	24,422

U.S.	6,775	867	1,915	48	8,009

Consolidated	13,325	4,286	79,203	1,620	32,431

Proved plus Probable

Canada	6,727	3,703	80,137	1,615	25,401

U.S.	7,052	974	2,125	48	8,429

Consolidated	13,779	4,677	82,262	1,663	33,830

Notes:

1.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGLs.

Production History

The following tables set forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Corporation for each quarter of its most recently completed financial year.

2005 PRODUCTION NETBACK
CANADA

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	03-31-2005	06-30-2005	09-30-2005	12-31-2005
Average Daily Production
Light and Medium Oil (bbl/d)	8,763	8,536	8,088	6,866
Heavy Oil (bbl/d)	5,547	4,644	4,075	3,195
Natural Gas (Mcf/d)	78,370	76,606	73,695	71,168
Natural Gas Liquids (bbl/d)	1,738	1,436	1,499	1,617
Average Net Prices Received
Light and Medium Oil ($/bbl)	45.96	49.02	61.36	52.28
Heavy Oil ($/bbl)	25.85	26.03	46.74	28.62
Natural Gas ($/Mcf)	6.75	7.28	8.44	11.40
Natural Gas Liquids ($/bbl)	45.32	47.68	54.40	49.62
Royalties (net of ARTC)
Light and Medium Oil ($/bbl)	9.09	11.04	12.34	11.76
Heavy Oil ($/bbl)	3.52	4.00	7.28	5.24
Natural Gas ($/Mcf)	1.45	1.58	1.73	2.37
Natural Gas Liquids ($/bbl)	9.64	11.87	12.91	13.53
Production Costs
Light and Medium Oil ($/bbl)	11.04	9.16	12.93	14.11
Heavy Oil ($/bbl)	11.29	11.01	13.38	11.35
Natural Gas ($/Mcf)	1.41	1.35	0.62	1.21
Natural Gas Liquids ($/bbl)	8.47	8.10	37.17	19.05
Netback Received
Light and Medium Oil ($/bbl)	25.83	28.82	36.09	26.41
Heavy Oil ($/bbl)	11.04	11.03	26.08	12.03
Natural Gas ($/Mcf)	3.89	4.34	6.09	7.82
Natural Gas Liquids ($/bbl)	27.21	27.71	4.32	17.04

2005 PRODUCTION NETBACK
UNITED STATES

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	03-31-2005	06-30-2005	09-30-2005	12-31-2005
Average Daily Production
Oil (bbl/d)	5,625	7,355	7,495	7,185
Natural Gas (Mcf/d)	2,096	2,520	1,828	2,195
Natural Gas Liquids (bbl/d)	18	18	24	36
Average Net Prices Received
Oil ($/bbl)	53.98	53.21	64.67	58.20
Natural Gas ($/Mcf)	7.12	7.74	8.10	12.97
Natural Gas Liquids ($/bbl)	43.49	53.67	46.26	40.91
Royalties
Oil ($/bbl)	4.89	5.22	6.31	5.60
Natural Gas ($/Mcf)	0.99	1.07	1.11	1.83
Natural Gas Liquids ($/bbl)	1.08	1.37	1.14	0.85
Production Costs
Oil ($/bbl)	13.77	14.00	14.80	16.49
Natural Gas ($/Mcf)	2.29	2.33	2.47	2.75
Natural Gas Liquids ($/bbl)	13.77	14.00	14.80	16.49
Netback Received
Oil ($/bbl)	35.32	34.00	43.57	36.11
Natural Gas ($/Mcf)	3.84	4.34	4.52	8.39
Natural Gas Liquids ($/bbl)	28.64	38.31	30.32	23.57

Notes:

1.	United States properties were acquired June 2004
2.	All Pricing and Netbacks exclude Provident's hedging program
3.	All prices, royalties, costs and netbacks in Canadian dollars